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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Microcell Telecommunications Inc.
(Name of Subject Company)

Microcell Telecommunications Inc.
(Name of Person(s) Filing Statement)

Class A Restricted Voting Shares
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
(Titles of Classes of Securities)

59501T882, 59501T874, 59501T163, 59501T171
(CUSIP Numbers of Classes of Securities)

Jocelyn Côté, Esq.
Vice President, Legal Affairs
Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec, H5A 1K3
Canada
(514) 937-2121
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
David P. Falck, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036 (212) 858-1000	Marc B. Barbeau, Esq. Stikeman Elliott LLP 1155 Rene-Levesque Blvd. West Suite 4000 Montreal, Quebec H3B 3V2 Canada (514) 397-3000

        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

        This Amendment No. 6 (the "Amendment No. 6") hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Microcell Telecommunications Inc., a Canadian corporation (the "Company" or "Microcell") on May 20, 2004 (the "Initial Filing"), as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 1) filed on May 27, 2004 (the "Amendment No. 1"), as amended and restated by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 2) filed on June 1, 2004 (the "Amendment No. 2"), as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 3) filed on June 21, 2004 (the "Amendment No. 3") as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 4) filed on June 29, 2004 (the "Amendment No. 4") and as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 5) filed on July 21, 2004 (the "Amendment No. 5") and collectively with the Initial Filing, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 6, the "Schedule 14D-9"), relating to the offer by TELUS Corporation (the "Offeror" or "TELUS"), a corporation incorporated under the Company Act (British Columbia) to purchase all of the outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of the Company (collectively, the "Securities") on the basis of $29.00 per Class A Restricted Voting Share, $29.00 per Class B Non-Voting Share, $9.67 per Warrant 2005 and $8.89 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO ("Schedule TO") filed by the Offeror with the Securities and Exchange Commission on May 17, 2004, as subsequently amended.

        In this Schedule 14D-9/A, except where otherwise noted, all references to "dollars" or "$" are to Canadian dollars.

        Except as otherwise indicated herein, the information set for in the Schedule 14D-9 remains unchanged. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Schedule 14D-9.

Item 9. Exhibits

        Item 9 is hereby amended and restated to include the following exhibits, which are attached as exhibits hereto.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(i)*	Directors' Circular, dated May 28, 2004, including opinions of Financial Advisors dated May 19, 2004.
(a)(5)(i)*	Press Release issued by Microcell Telecommunications Inc. on May 13, 2004.
(a)(5)(ii)*	Press Release issued by Microcell Telecommunications Inc. on May 20, 2004.
(a)(5)(iii)*	Communication to employees of Microcell sent on May 25, 2004 by Alain Rhéaume, President and Chief Operating Officer of Microcell Solutions, Inc.
(a)(5)(iv)*	Press Release issued by Microcell Telecommunications Inc. on May 31, 2004.
(a)(5)(v)*	Press Release issued by Microcell Telecommunications Inc. on June 21, 2004.
(a)(5)(vi)*	Press Release issued by Microcell Telecommunications Inc. on June 29, 2004.
(a)(5)(vii)*	Press Release issued by Microcell Telecommunications Inc. on July 21, 2004.
(a)(5)(viii)	Press Release issued by Microcell Telecommunications Inc. on August 10, 2004.
(a)(5)(ix)	Quarterly Earnings Release issued by Microcell Telecommunications Inc. on August 10, 2004.
(a)(5)(x)	Quarterly Report for the Three- and Six-Month Periods ended June 30, 2004, incorporated by reference to the Company's Form 6-K as furnished to the Commission on August 10, 2004.
(a)(5)(xi)	Certain Projections of Microcell Telecommunications Inc., incorporated by reference to Exhibit 99.1 to the Company's Form 6-K, as furnished to the Commission on August 10, 2004.
(e)
Confidentiality Agreement, dated June 22, 2004 between Microcell Telecommunications and TELUS Corporation, incorporated by reference to Exhibit (d)(1) to the Amendment No. 2 to TELUS' Schedule TO, as filed with the Commission on June 23, 2004.
(g)	None.

*
previously filed

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROCELL TELECOMMUNICATIONS INC.
By:	/s/ JACQUES LEDUC
Name: Jacques Leduc Title: Chief Financial Officer and Treasurer

Dated: August 10, 2004

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EXHIBIT INDEX
SIGNATURE